Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

The following is a copy of a presentation posted to the website of NetScout Systems, Inc. on February 10, 2015.

NetScout Systems, Inc. February 2015 Investor Presentation

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Additional Information and Where You Can Find It
NetScout’s Registration Statement on Form S-4, Proxy Statement and other documents concerning the proposed acquisition of Danaher’s Communications business have been filed with the Securities and Exchange Commission (the
“SEC”). Investors are urged to read the S-4 Registration Statement and Proxy
Statement, along with other relevant documents filed with the SEC as well any amendments or supplements to those documents because they will contain important information. Security holders may obtain a free copy of the Registration
Statement and Proxy Statement (when it is available) and other documents filed by
NetScout with the SEC at the SEC’s website at www.sec.gov. The Registration
Statement and Proxy Statement, along with other documents, may also be obtained for free by contacting Andrew Kramer, Vice President of Investor Relations, by
telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor
Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886.
This communication is not a solicitation of a proxy from any security holder of
NetScout. However, NetScout, Danaher and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction.
Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its preliminary proxy statement filed with the SEC on January 9, 2015 as amended.  This document can be obtained free of charge from the SEC website at
www.sec.gov.

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Safe Harbor & Non-GAAP Financial Metrics
Forward Looking Statements: Forward-looking statements in this communication are made pursuant to the safe harbor provisions of Section 21E of the
Securities Exchange Act of 1934 and other federal securities laws. Investors are cautioned that statements in this presentation, which are not strictly historical statements, including without limitation, the statements related to the timing associated with completing the merger with Danaher’s communication business and the financial guidance for NetScout’s fourth fiscal quarter and other financial guidance, constitute forward-looking statements which involve risks and uncertainties.
Actual results could differ materially from the forward-looking statements due to known and unknown risk, uncertainties, assumptions and other factors. Such factors include slowdowns or downturns in economic conditions generally and in the market for advanced network and service assurance solutions specifically, the
Company’s relationships with strategic partners, dependence upon broad-based acceptance of the Company’s network performance management solutions, the presence of competitors with greater financial resources than ours and their strategic response to our products, our ability to retain key executives and employees, the failure to obtain, delays in obtaining or adverse conditions related to obtaining shareholder or regulatory approvals; the anticipated tax treatment of the transaction and related transactions; risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects; failure to consummate or delay in consummating the transaction for other reasons; and the ability of NetScout to successfully integrate the merged assets and the associated technology and achieve operational efficiencies. For a more detailed description of the risk factors associated with the Company, please refer to the Company’s Registration Statement on Form S-4, Annual Report on Form 10-K for the fiscal year ended March 31,
2014 and Quarterly Reports on Form 10-Q for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014, all of which are on file with the
Securities and Exchange Commission.  NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.
Regulation G Disclosure: This presentation makes reference to certain non-GAAP measures such as non-GAAP revenue and non-GAAP earnings per share.
These non-GAAP measures are not in accordance with GAAP, should not be considered an alternative for measures prepared in accordance with GAAP (revenue, net income and diluted net income per share), and may have limitations in that they do not reflect all of NetScout’s results of operations as determined in accordance with GAAP.  These non-GAAP measures should only be used to evaluate NetScout’s results of operations in conjunction with the corresponding GAAP measures.
The presentation of non-GAAP information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with
GAAP. NetScout believes these non-GAAP financial measures will enhance the reader’s overall understanding of NetScout’s current financial performance and
NetScout's prospects for the future by providing a higher degree of transparency for certain financial measures and providing a level of disclosure that helps investors understand how the Company plans and measures its own business. NetScout believes that providing these non-GAAP measures affords investors a view of
NetScout’s operating results that may be more easily compared to peer companies and also enables investors to consider NetScout’s operating results on both a
GAAP and non-GAAP basis during and following the integration period of NetScout’s acquisitions. Presenting the GAAP measures on their own would not be
indicative of NetScout’s core operating results.   Furthermore, NetScout believes that the presentation of non-GAAP measures when shown in conjunction with the corresponding GAAP measures provide useful information to management and investors regarding present and future business trends relating to its financial condition and results of operations. NetScout management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and to make operating decisions. These non-GAAP measures are among the primary factors that management uses in planning and forecasting.
The reconciliation of these non-GAAP metrics to the comparable GAAP metrics are set forth in the accompanying tables in the index of this presentation and are available on our website at
http://ir.netscout.com.

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout Today
NASDAQ: NTCT Market Cap: $1.5B (as of 2/6/15)
* non-GAAP
• Market leader in performance management
and analytics
• Expertise and scale to serve two markets:
Enterprise and Service Provider
• 30 years of focus and experience in IP-
based networks
• International footprint with sales, support,
and services in over 30 countries
• 1,000+ employees worldwide
• FY ’14 results:
Revenue: $397M
EPS:  $1.53
FCF:  $95M+

$309
$352
$397
FY '12
FY '13
FY '14

$1.10
$1.32
$1.53
FY '12
FY '13
FY '14

$57
$83
$97
FY '12
FY '13
FY '14

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
NetScout Investment Highlights
•
Market leader
in network and application
performance management
• Award-winning solutions based on proprietary
software: “ASI” enabling
real-time intelligence
and analytics
• Working with leading service provider and
enterprise customers to achieve
ROI and
manage risk
through operational intelligence
gained from NetScout analytics
•
Financial strength
built on profitability and cash
flow arising from increasing revenue within
scalable infrastructure
• Capitalizing on attractive growth opportunities
being shaped by
today’s IT trends
• Announced
transformational acquisition
of
Danaher’s Communications Business
Total
Revenue
(non-GAAP, $ in millions)
Earnings
Per Share
(non-GAAP)
Free
Cash
Flow
(non-GAAP, $ in
millions)

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Powerful Long-Term Technology Trends
Mobility
Cloud &
Virtualization
Cyber Security
Big Data
Requires real-time, reliable, scalable analytics and intelligence

- 4G/LTE:
  - ✓ *Global deployments*
  - ✓ *Consumer adoption*
- Services deployed (e.g. VoLTE)
- Network analytics
- Geo-analytics
- Virtualization
- Voice/video/data convergence
- “Big Data”

LTE Penetration (%)
100
90
80
70
60
50
40
30
20
10
0
2010
2011
2012
2013
2014
2015
2016
2017
South Korea
Japan
North America
Western Europe
Asia/Pacific
Eastern Europe
Middle East and Africa
Latin America
Worldwide

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Source: Ericsson Mobility Report, May 2014
Carrier Trends Driving Future Growth
Service Providers:
Monetize their investment and retain customers

- Mobility: “BYOD”
- Virtualization
- Unified communications
- Converged infrastructure
- Cloud-based services
- “Big Data”
- “Internet of things”

data
IOT
example
sensors
sensor
applications
information
health
devices
Internet
monitoring
temperature
Figure
tracking
new
may
One
platform
streams
Another
real-time
hardware
different
platforms
include
like
Data
available
technology
blood
flows
heart
social
consumer
change
also
wearable
time
services
performance

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Enterprise Trends Driving Future Growth
Enterprises: “Uptime” and user experience with cost-effective delivery

ASI: patented software technology

nGeniusONE™
Service Monitors
Application Delivery
Call Server
Trading
Card Processing
Database
Cable Modem
RTP
PDN Connection
Network Access
MQ
MDF

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
With a loyal customer base and partnership focused
on solving today’s complexities
With a loyal customer base and partnership focused
on solving today’s complexities
Powered by NetScout SoftwareTechnology:
Structured Data (ASI), Analytics (nGeniusONE)…

Guidance
as of 1/22/15
$455- $460
$397
$352
$309
$290
$1.87 - $1.91
$1.53
$1.32
$1.10
$1.04
$334
$285
$1.35
$1.05
FY '11
FY '12
FY '13
FY '14
FY '15 Guidance
9 Mos. FY14
9 Mos. FY15

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Revenue and EPS Performance
Strong operating leverage drives EPS growth
Non-GAAP, in millions except EPS
Non-GAAP, in millions except EPS

$400
$300
$200
$100
$-
$40
$100
$157
$240
$337
$386
FY '10
FY '11
FY '12
FY '13
FY '14
FY '15 YTD
FY '15 YTD FCF
FY '14 FCF
FY '13 FCF
FY '12 FCF
FY '11 FCF
FY '10 FCF

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Cumulative Free Cash Flow Generation
Non-GAAP, in millions
Non-GAAP, in millions
Investing in product development while
generating strong free cash flow

$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$-
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
$0.27
$0.48
$0.86
$0.86
$1.04
$1.10
$1.32
$1.53
$1.05
$1.35
9.2%
14.5%
21.9%
22.4%
24.3%
24.2%
25.2%
25.4%
24.5%
27.2%
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY14 9 mos.
FY15 9 mos.
Non-GAAP EPS
Non-GAAP Operating Margin

11/1/07
NETWORK GENERAL

4/1/11
psytechnics

10/3/11
FOX-IT

11/21/11
simena

7/19/12
ACCANTO

11/1/12
ONPATH TECHNOLOGIES

12 NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved. Proven Track Record for Successful Integration

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Increase Total Addressable Market:
Cyber Intelligence, Customer Experience and
Business Intelligence
Expand Go-to-Market Activities:
Geography coverage and product specialist
Create Platform and Scale:
Trusted partner for innovation and reliability
generating increasing returns
NTCT Strategy: Unified Platform for SP’s and Enterprise
Extend leadership in Performance Analytics and Operational
Intelligence

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Increased Total Addressable Market:
Solutions for Cyber (Arbor), Customer
Experience (Newfield Wireless), Business
Intelligence, (Arantech)
Expanded Go-to-Market Activities:
Cross sell opportunities and increased
international presence
Platform and Scale Creation:
Strategically positioned for increased innovation
within Service Providers and Enterprise
Acquiring DHR Communications Business Accelerates …
NetScout:  at the heart of the major computing trends of the next decade

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Go-to-Market
More global and diverse
Broader sales and
channel presence
worldwide
More customers and
more touch points within
the customer
Increased customer
mindshare
Best-In-Class
Solutions
Broader portfolio for
service providers
Extends reach into the
mid-tier enterprise
market
Jump-starts our entry
into Cyber Intelligence,
RAN optimization, BI
Next-Gen platform and
software
Financially Compelling
$1.2B+ revenue base*
positioned for growth
Accretive to non-GAAP
earnings¹
Year 2 run-rate cost
synergies of ~5% of total
combined cost base*
Continued prudent cost
control
* Non-GAAP 1 First full year of combined operations
Doubles our total
addressable market to
$8B+
Furthering our strategic
capabilities to our
customers
Increasing operating
margins and cash flow
Strategic Rationale for the Transaction

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
• Revenue growth
-
Larger and more accessible TAM
-
Expanded sales presence
-
Attractive cross-selling opportunities
• Scalable infrastructure
-
Synergies (above and below the line)
-
Continued prudent cost controls
-
Tax efficiencies from international operations
• Capital investment efficiencies
-
Product development
-
Capital allocation (share repatriation)
Compelling Financial Opportunity
Scale produces earnings and cash flow along with continuing
revenue growth

($ in billions)
6%
CAGR
$2.7
$3.6
2013
2018

($ in billions)
12%
CAGR
$2.4
$4.3
2013
2018

($ in billions)
10%
CAGR
$2.2
$3.5
2013
2018

($ in billions)
13%
CAGR
$1.3
$2.4
2013
2018

$8.5bn
2013
10%
CAGR
$13.7bn
2018

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Network Performance
Management
Application Performance
Management
Cyber Security & Intelligence
SECTORS
FORECAST
Advanced Analytics
(Business Intelligence)
Total Addressable Market
Market Forecast Sources: IDC, 2014, see appendix for specific report citations
REVENUE SYNERGIES
Generating 10%+ Annual Revenue
• Positioned to offer service
provider customers best-in-
class service assurance
solutions (troubleshooting plus
monitoring)
• Complementary offerings for
the service provider market in
adjacent areas
• Enterprise cross-selling arising
from a larger, more diverse
and global customer base
along with a broader range of
offerings
• Accelerate adoption of Arbor’s
cyber security solutions in the
enterprise while leveraging
Arbor’s existing footprint for
new NetScout security offering
that is expected to be brought
to market in 2015

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
• Operating leverage and strong free cash flow growth:
– Return non-GAAP gross margin to prior levels in the high-70%
– Drive additional synergies across a range of functional areas
– Continue fiscal discipline across a scalable infrastructure
• Potential for incremental EPS gains:
– Tax efficiencies
– Capital deployment strategies
Generating Earnings and Cash Flow
Operating targets attained
assuming ~10% annual revenue
growth
Current Operating
Targets
Post-Acquisition
5-Year Operating
Targets
Gross Margin 78 – 81% 75 – 78%+
Operating Margin 24 – 27% 26% – 31%+

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Confidential Business Information
• Announced on October 13, 2014
• NetScout to acquire most of Danaher’s Communications business*
• Structured as Reverse Morris Trust
• DHR shareholders receive 62.5 million NetScout shares, valued at approximately $2.3 billion
1
• DHR shareholders will own approximately 59.5% of NetScout, NTCT shareholders will own approximately 40.5% on a fully diluted basis
• NetScout senior management team to lead combined company; NetScout board of directors to include DHR EVP Jim Lico
• Expected to close during the first half of NetScout’s FY16, subject to approval by
NetScout shareholders, regulatory approvals and other conditions
* Includes TekComms, Arbor Networks, VSS Monitoring and Enterprise Network Solutions (“ENS”) of FNET, excludes Data Communications Installer (“DCI”) and Communications Service
Providers (“CSP”) portfolios of FNET
1
Based on NTCT closing stock price of $37.35 on 2/6/15
Transaction Structure
–
Danaher to spin-off or split-off (to be determined at later date) its Communications business to DHR Shareholders
–
The separation is immediately followed by a merger with NetScout

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Strategy:
Continued leadership in the major computing trends over the next decade
Helping our customers achieve ROI and manage risk through the operational intelligence gained from our analytics
Fundamentals:
Visionary leadership
Cutting edge technology:  ASI and nGeniusONE
Brand recognition through market leadership
Scalable infrastructure requiring limited future investment
Solid cash flow and investment position
Proven track record of leadership and financial strength.

Thank You

Appendix: Non-GAAP Measure Reconciliation

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Non-GAAP Measure Reconciliation:
Revenue, EPS and Free Cash Flow
Free Cash Flow
($ in millions)
YTD Q3 FY'15
Operating Cash Flow 57.3 $
Purchase of Fixed Assets & Intangible Assets (8.8) $
Free Cash Flow 48.5 $
(in thousands, except per share data) For the Fiscal Years Ended
March 31,
2011 2012 2013 2014
GAAP Revenue 290,540 $ 308,679 $ 350,550 $ 396,647 $
Deferred revenue fair value adjustment / Impact of accounting change (797)           312             1,215         558
Non-GAAP Revenue 289,743 $ 308,991 $ 351,765 $ 397,205 $
GAAP Gross profit 229,179 $ 243,007 $ 276,542 $ 312,134 $
Deferred revenue fair value adjustment 132             312             1,215         558
Inventory fair value adjustment -                   -                   453             -
Share-based compensation expense (1) 352             419             577             969
Amortization of acquired intangible assets (2) 3,980         4,651         4,547         3,333
Compensation for post combination services (4) - 10               14               34
Non-GAAP Gross profit 232,714 $ 248,399 $ 283,348 $ 317,028 $
GAAP Income from operations 58,065 $    53,683 $    64,529 $    78,014 $
Deferred revenue fair value adjustment 132             312             1,215         558
Inventory fair value adjustment -                   -                   453             -
Share-based compensation expense (1) 6,439         8,702         9,580         12,930
Amortization of acquired intangible assets (2) 5,887         6,782         7,424         6,765
Business development and integration expense (3) 755             4,347         1,618         523
Compensation for post combination services (4) - 438             2,721         2,215
Restructuring charges - 603             1,065         -
Non-GAAP Income from operations 70,349 $    74,867 $    88,605 $    101,005 $
GAAP Net income 37,265 $    32,428 $    40,609 $    49,106 $
Deferred revenue fair value adjustment / Impact of accounting change (797)           312             1,215         558
Inventory fair value adjustment -                   -                   453             -
Share-based compensation expense (1) 6,439         8,702         9,580         12,930
Amortization of acquired intangible assets (2) 5,887         6,782         7,424         6,765
Business development and integration expense (3) 755             4,715         1,618         523
Compensation for post combination services (4) -                   438             2,721         2,215
Loss on extinguishment of debt (5) -                   603             -                   -
Income tax adjustments (6) (4,668)        (7,700)        (8,671)        (7,879)
Restructuring charges -                   690             1,065         -
Non-GAAP Net income 44,881 $    46,970 $    56,014 $    64,218 $
GAAP Diluted Net income per share 0.87 $        0.76 $        0.96 $        1.17 $
Share impact of non-GAAP adjustments identified above 0.17            0.34            0.36            0.36
Non-GAAP Diluted net income per share 1.04 $        1.10 $        1.32 $        1.53 $
Shares used in computing non-GAAP diluted net income per share 42,973       42,750       42,322       41,955
(1) Share-based compensation expense included in these amounts is as follows:
Cost of product revenue 134 $          192 $          235 $          228 $
Cost of service revenue 218             227             342             741
Research and development 1,651         2,486         2,944         4,361
Sales and marketing 2,527         3,052         3,035         3,791
General and administrative 1,909         2,745         3,024         3,809
Total share-based compensation expense 6,439 $      8,702 $      9,580 $      12,930 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
Cost of product revenue 3,980 $      4,651 $      4,547 $      3,333 $
Operating expenses 1,907         2,131         2,877         3,432
Total amortization expense 5,887 $      6,782 $      7,424 $      6,765 $
(3) Business development and integration expense included in these amounts is as follows:
Cost of service revenue -                   10               -                   -
Research and development -                   1,545         15               -
Sales and marketing -                   346             10               -
General and administrative 755             2,446         1,593         523
Other income (expense), net -                   368             -                   -
Total business development and integration expense 755 $          4,715 $      1,618 $      523 $
(4) Compensation for post combination services included in these amounts is as follows:
Cost of product revenue -                   -                   10               23
Cost of service revenue -                   -                   4                   11
Research and development -                   438             1,670         902
Sales and marketing -                   -                   64               153
General and administrative -                   -                   973             1,126
Total compensation for post combination services - $               438 $          2,721 $      2,215 $
Loss on extinguishment of debt included in this amount is as follows:
Interest and other income (expense), net - $               690 $          - $               - $
(6) Total income tax adjustment is as follows:
Tax effect of non-GAAP adjustments above at 38% (5,021)        (8,452)        (9,149)        (8,737)
Tax impact of non-GAAP reconciling items in loss jurisdictions - 752             478             858
Total income tax adjustments (5,021) $    (7,700) $    (8,671) $    (7,879) $
NetScout Systems, Inc.
Reconciliation of Current GAAP to Current and Historical Non-GAAP Financial Measures
(In thousands, except per share data)
Three Months Ended
September 30,
2014 2013 2014 2014 2013
GAAP Revenue 122,833 $              110,428 $              103,599 $              334,284 $              284,330 $
Deferred revenue fair value adjustment - 140 - 18 419
Non-GAAP Revenue 122,833 $              110,568 $              103,599 $              334,302 $              284,749 $
GAAP Gross profit 95,851 $                 86,826 $                 82,004 $                 263,111 $              224,102 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 379 256 407 1,074 740
Amortization of acquired intangible assets (2) 905 837 923 2,762 2,480
Compensation for post combination services (4) 2 8 9 19 25
Non-GAAP Gross profit 97,137 $                 88,067 $                 83,343 $                 266,984 $              227,766 $
GAAP Income from operations 27,939 $                 27,264 $                 18,644 $                 66,185 $                 52,029 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 4,150 3,217 4,495 11,947 9,959
Amortization of acquired intangible assets (2) 1,726 1,697 1,779 5,301 5,051
Business development and integration expense (3) 4,698 78 1,477 6,175 482
Compensation for post combination services (4) 312 530 545 1,393 1,685
Non-GAAP Income from operations 38,825 $                 32,926 $                 26,940 $                 91,019 $                 69,625 $
GAAP Net income 17,629 $                 17,294 $                 11,233 $                 40,338 $                 32,430 $
Deferred revenue fair value adjustment - 140 - 18 419
Share-based compensation expense (1) 4,150 3,217 4,495 11,947 9,959
Amortization of acquired intangible assets (2) 1,726 1,697 1,779 5,301 5,051
Business development and integration expense (3) 4,698 78 1,477 6,175 482
Compensation for post combination services (4) 312 530 545 1,393 1,685
Income tax adjustments (5) (3,909) (1,941) (2,908) (8,727) (6,034)
Non-GAAP Net income 24,606 $                 21,015 $                 16,621 $                 56,445 $                 43,992 $
GAAP Diluted Net income per share 0.42 $                     0.41 $                     0.27 $                     0.97 $                     0.77 $
Share impact of non-GAAP adjustments identified above 0.17 0.09 0.13 0.38 0.28
Non-GAAP Diluted net income per share 0.59 $                     0.50 $                     0.40 $                     1.35 $                     1.05 $
Shares used in computing non-GAAP diluted net income per share 41,536 41,884 41,652 41,679 41,969
(1) Share-based compensation expense included in these amounts is as follows:
Cost of product revenue 85 $                        62 $                        93 $                        238 $                      174 $
Cost of service revenue 294 194 314 836 566
Research and development 1,455 1,157 1,490 3,971 3,316
Sales and marketing 1,221 944 1,235 3,419 2,952
General and administrative 1,095 860 1,363 3,483 2,951
Total share-based compensation expense 4,150 $                   3,217 $                   4,495 $                   11,947 $                 9,959 $
(2) Amortization expense related to acquired software and product technology included in these amounts is as follows:
Cost of product revenue 905 $                      837 $                      923 $                      2,762 $                   2,480 $
Operating expenses 821 860 856 2,539 2,571
Total amortization expense 1,726 $                   1,697 $                   1,779 $                   5,301 $                   5,051 $
(3) Business development and integration expense included in these amounts is as follows:
General and administrative 4,698 78 1,477 6,175 482
Total business development and integration expense 4,698 $                   78 $                        1,477 $                   6,175 $                   482 $
(4) Compensation for post combination services included in these amounts is as follows:
Cost of product revenue 1 5 6 13 17
Cost of service revenue 1 3 3 6 8
Research and development 211 209 215 631 703
Sales and marketing 14 39 37 90 115
General and administrative 85 274 284 653 842
Total compensation for post combination services 312 $                      530 $                      545 $                      1,393 $                   1,685 $
(5) Total income tax adjustment is as follows:
Tax effect of non-GAAP adjustments above at 38% (4,136) $                 (2,149) $                 (3,153) $                  (9,437) $                 (6,685) $
Tax impact of non-GAAP reconciling items in loss jurisdictions 227 208 245 710 651
Total income tax adjustments (3,909) $                 (1,941) $                 (2,908) $                  (8,727) $                 (6,034) $
Three Months Ended Nine Months Ended
December 31, December 31,

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
Non-GAAP Measure Reconciliation:
NetScout and DCB Historical Information
12-months 6-months 12-months 6-months 12-months 6-months
FY2014 FY2015 CY2013 CY2014 FY2014 FY2015
Revenue:
   Product 234,268 $   122,319 $   623,632 $   230,271 $   857,900 $   352,590 $
   Service 162,379      89,132        211,259      113,032      373,638      202,164
     Total GAAP revenue 396,647      211,451      834,891      343,303      1,231,538   554,754
Non-GAAP Adjustments 558             18               558             18
Total Non-GAAP revenue 397,205      211,469      834,891      343,303      1,232,096   554,772
Cost of revenue:
     Product 51,219        26,705        195,077      86,502        246,296      113,207
     Service 33,294        17,486        48,043        25,551        81,337        43,037
       Total GAAP cost of revenue 84,513        44,191        243,120      112,053      327,633      156,244
Non-GAAP Adjustments (4,336)        (2,569)        (9,344)        (5,021)        (13,680)      (7,590)
Total Non-GAAP cost of revenue 80,177        41,622        233,776      107,032      313,953      148,654
Gross profit - GAAP 312,134      167,260      591,771      231,250      903,905      398,510
Non-GAAP Adjustments 4,894          2,587          9,344          5,021          14,238        7,608
Gross profit - Non-GAAP 317,028      169,847      601,115      236,271      918,143      406,118
Operating expenses:
   Research and development 70,454        38,008        147,553      82,185        218,007      120,193
   Sales and marketing 129,611      69,468        276,896      133,095      406,507      202,563
  General and administrative 30,623        19,820        30,623        19,820
Impairment of intangible assets 31,063        31,063        -
   Amortization of acquired intangible assets 3,432          1,718          19,661        8,274          23,093        9,992
       Total operating expenses - GAAP 234,120      129,014      475,173      223,554      709,293      352,568
Non-GAAP Adjustments (18,097)      (11,361)      (73,130)      (17,422)      (91,227)      (28,783)
Total operating expenses - Non-GAAP 216,023      117,653      402,043      206,132      618,066      323,785
Income from operations - GAAP 78,014        38,246        116,598      7,696          194,612      45,942
Non-GAAP Adjustments 22,991        13,948        82,474        22,443        105,465      36,391
Income from operations - Non-GAAP 101,005      52,194        199,072      30,139        300,077      82,333
Interest and other expense, net (158)            (674)            (158)            (674)
Income before income tax expense 77,856        37,572        116,598      7,696          194,454      45,268
Income tax expense - GAAP 28,750        14,863        32,792        2,311          61,542        17,174
Non-GAAP Adjustments (7,879)        (4,818)        (40,068)      (8,720)        (47,947)      (13,538)
Income tax expense - Non-GAAP 36,629        19,681        72,860        11,031        109,489      30,712
Net income - GAAP 49,106 $     22,709 $     83,806 $     5,385 $       132,912 $   28,094 $
Non-GAAP Adjustments 15,112        9,130          42,406        13,723        57,518        22,853
Net income - Non-GAAP 64,218        31,839        126,212      19,108        190,430      50,947
WSO - diluted 41,955        41,732        62,500        62,500        104,455      104,232
Diluted net income per share - GAAP 1.17 $         0.54 $         1.27 $         0.27 $
Diluted net income per share - Non-GAAP 1.53 $         0.76 $         1.82 $         0.49 $
DHR Communications Combined Proforma NTCT

NetScout Systems Overview | February 2015 | © 1992-2015 NetScout Systems, Inc. All rights reserved.
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26 Supporting Slides *************** *************** *************** *************** *************** *************** *************** *************** ***************